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SEC 12012260 ISSION

SEC
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FEB 27 2012
Washington, DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Portico Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Lewis Street
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Northrop 203-661-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLP
(Name – *if individual, state last, first, middle name*)

51 Locust Ave, Suite 303	New Canaan	CT	06840
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Reynolds & Rowella LLP

OATH OR AFFIRMATION

I, Richard Northrop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Portico Capital Securities, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

Kathleen O'Sullivan
Notary Public-Connecticut
My Commission Expires
August 31, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PORTICO CAPITAL SECURITIES, LLC
FINANCIAL STATEMENT
DECEMBER 31, 2011

Reynolds & Rowella LLP
Certified Public Accountants

PORTICO CAPITAL SECURITIES, LLC
FINANCIAL STATEMENT
DECEMBER 31, 2011

Reynolds & Rowella LLP

TABLE OF CONTENTS

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Partners:
Thomas F. Reynolds, CPA • Frank A. Rowella, Jr., CPA • Steven I. Risbridger, CPA • Scott D. Crane, CPA • Ben Maini, CPA • Dan Harris, CPA

INDEPENDENT AUDITOR'S REPORT

To the Member of
Portico Capital Securities, LLC
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of Portico Capital Securities, LLC, (the "Company") as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Portico Capital Securities, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 8, 2012

90 Grove Street, Suite 101, Ridgefield, CT 06877 203-438-0161
51 Locust Ave, Suite 303, New Canaan, CT 06840 203-972-5191
87 Old Ridgefield Road, Wilton, CT 06897 203-762-2419

Fax: 203-431-3570
email: info@reynoldsrowella.com
website: www.reynoldsrowella.com

EXHIBIT A

PORTICO CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 95,599
Investments, at fair value	448,599
Prepaid allocated expenses	14,161
Furniture and leasehold improvements, net	33,312
TOTAL ASSETS	$ 591,671

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable	$ 650
TOTAL LIABILITIES	650
MEMBER'S EQUITY	591,021
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 591,671

See accompanying notes to the financial statement.

PORTICO CAPITAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2011

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Portico Capital Securities, LLC, (the "Company") a limited liability company, was formed in the State of Delaware on January 24, 2003 and will terminate on December 31, 2028. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is also a member of the Financial Industry Regulatory Authority (FINRA).

The Company's principal business activities include providing consulting advice in:
(i) corporate mergers and acquisitions, and (ii) corporate capital-raising.

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less.

Furniture and Leasehold Improvements

Furniture and leasehold improvements are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the related asset, commencing when the asset, or a major component thereof, is placed in service. Useful lives range from 5 to 7 years, with the exception of leasehold improvements which are amortized over the shorter of the related lease term, after considering the likelihood of renewals, or estimated useful life of the improvements.

PORTICO CAPITAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2011

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable

Accounts receivable are carried at original invoiced amounts less an allowance for doubtful accounts. Management determines the allowance for doubtful accounts based upon historical experience and periodic evaluations of specific customer accounts. Accounts receivable are written off when deemed uncollectible. Recoveries of amounts previously written off are recorded as income when received. There were no accounts receivable balances at December 31, 2011 and therefore no allowance was considered necessary.

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to the member. Therefore, no provision or liability for income taxes has been included in the financial statement.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statement. The Company's 2008 through 2010 tax years are open for examinations by federal, state and local tax authorities.

Fair Value Measurements

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

PORTICO CAPITAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2011

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements (continued)

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

NOTE 2 – FURNITURE AND LEASEHOLD IMPROVEMENTS

Furniture and leasehold improvements at December 31, 2011 are as follows:

Furniture	$117,366
Leasehold improvements	209,014
	326,380
Less: accumulated depreciation and amortization	(293,068)
Furniture and Leasehold improvements, net	$ 33,312

Depreciation and amortization expense for the year ended December 31, 2011 was $58,680.

NOTE 3 – RELATED PARTY TRANSACTIONS

Portico Holdings, LLC ("PH") is the single member of the Company. PH charges the Company for space and administrative assistance based on an Expense Sharing Agreement. The 2011 allocated expenses include rent of $250,987 and administrative assistance of $10,795,500. At December 31, 2011, $14,161 was due from PH for prepaid allocated expenses. Non-cash contributions of $320,637 were made by PH to the Company during the year ending December 31, 2011.

NOTE 4 – NET CAPITAL AND AGGREGATE INDEBTEDNESS REQUIREMENT

The Company is subject to Part 240 Rule 15c3-1 of the Securities Exchange Act of 1934 (SEC Rule 15c3-1). SEC Rule 15c3-1 requires the Company to maintain a minimum net capital balance and a maximum ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2011, the Company's net capital balance as defined by SEC Rule 15c3-1 was $94,949, which exceeded the minimum requirement of $5,000. At December 31, 2011, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 0.01 to 1.0.

PORTICO CAPITAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2011

NOTE 5 – RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of Part 240 Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions on behalf of customers through one or more bank accounts, each designated as a "Special Account for the Exclusive Benefit of Customers of the Company".

NOTE 6 – INVESTMENTS AND FAIR VALUE MEASUREMENTS

The Company owns shares of private company stock at December 31, 2011, as follows:

	Number of Shares	Original cost	Gross unrealized holding losses	Net carrying amount
Health Equity, Inc.	376,617	$ 783,405	$ (334,806)	$448,599
Austin Logistics, Inc.	68,106	617,596	(617,596)	-
Total	444,723	$ 1,401,001	$ (952,402)	$448,599

The assets and liabilities that are measured at fair value on a recurring basis and categorized using the three levels of fair value hierarchy consisted of the following as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 92,183	$ -	$ -	$ 92,183
Private company securities	-	448,599	-	448,599
Total	$ 92,183	$ 448,599	$ -	$540,782

The Company's cash equivalents include money market funds which are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices derived from active markets. Private company securities are classified within Level 2 of the fair value hierarchy because there are quoted prices in markets that are not active.

SUPPLEMENTARY INFORMATION

PORTICO CAPITAL SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2011

TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL	$ 591,021
Deduction:	
Nonallowable assets:	
Furniture and leasehold improvements, net	(33,312)
Prepaid allocated expenses	(14,161)
Investments, at fair value	(448,599)
NET CAPITAL	94,949
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	5,000
EXCESS NET CAPITAL	$ 89,949
EXCESS NET CAPITAL AT 1,000 PERCENT	$ 88,949

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2011.

PORTICO CAPITAL SECURITIES, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS
AS OF DECEMBER 31, 2011

COMPUTATION OF AGGREGATE INDEBTEDNESS	
Accounts payable	$ 650
Total aggregate indebtedness	$ 650
Ratio: Aggregate indebtedness to net capital	0.01 to 1.0

PORTICO CAPITAL SECURITIES, LLC

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Member of
Portico Capital Securities, LLC
Greenwich, Connecticut

In planning and performing our audit of the financial statement of Portico Capital Securities, LLC, (the "Company") as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but

90 Grove Street, Suite 101, Ridgefield, CT 06877 203-438-0161
51 Locust Ave, Suite 303, New Canaan, CT 06840 203-972-5191
87 Old Ridgefield Road, Wilton, CT 06897 203-762-2419
Fax: 203- 431-3570
email: info@reynoldsrowella.com
website: www.reynoldsrowella.com

not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 8, 2012